Morgan Joseph & Co. Inc.
600 Fifth Avenue
19th Floor
New York, New York 10020

May 17, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington DC 20549

Attention:  John Reynolds

Re:	Arcade Acquisition Corp.
Registration Statement on Form S-1
File No. 333-140814

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Arcade Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. EST on May 21, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between April 27, 2007 and the date hereof, (1) 2,280 copies of the Preliminary Prospectus dated April 27, 2007 have been distributed as follows: 680 to prospective underwriters and dealers, 1,600 to institutional investors, 0 to retail investors and 0 to others; and (2) 308 copies of the Preliminary Prospectus dated May 16, 2007 have been distributed as follows: 250 to prospective underwriters and dealers, 58 to institutional investors, 0 to retail investors and 0 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN JOSEPH & CO. INC.

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director